UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: MARCH 2008	Commission File No.:0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated March 19, 2008, “Continental Energy Names New Chief Geophysicist”

2.

“Press Release”, dated March 20, 2008, “Continental Energy Reports Q2 FY2008 Results”

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: April 23, 2008
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CCPXF

Source:  Continental Energy Corporation

Continental Energy Names New Chief Geophysicist

DALLAS – March 19, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today  announced today that it has named Robert J. Paul to the post of Chief Geophysicist for the  company.

Robert has 28 years of experience in oil and gas exploration, the last 17 in Indonesia. He has  worked in various geophysical exploration capacities with Lundin Oil and Gas, Santa Fe Energy  Resources, Petromer Trend, Halliburton, Esso Australia, and BP Canada.

He obtained a Bachelors degree in Geophysics from the University of Alberta (Canada) and a  Masters Degree in Geophysics from University of Queensland (Australia).

Robert will be based in Continental’s Jakarta office where he will be the lead geophysicist and  part of a technical team dedicated to identifying, evaluating, and acquiring new oil and gas  properties. Continental’s new ventures team is currently evaluating new opportunities in  Indonesia and surrounding region.

Robert’s duties will also include evaluation of  new block acquisitions in Indonesia within a  defined area of mutual interest covered by Continental’s CGX joint venture group. He will also  advise Continental on 3D seismic acquisition planned for the Bengara-II Block.

Continental’s Exploration Manager, Drew Eriksson, said of the hiring from Jakarta: “With current  oil prices the oil and gas exploration and production business is booming worldwide and  competition is heating up for talent and for properties. Robert is a welcome addition to the  Continental team. He brings a vast amount of relevant and recent experience that greatly  expands our knowledge of SE Asian regional oil and gas opportunities. He gives us additional  capability to quickly prioritize and evaluate the many opportunities out there right now. He will  be a real asset and a key player in the future development of the company.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in  Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation  Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility  reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could  cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism,  changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CCPXF

Source:  Continental Energy Corporation

Continental Energy Reports Q2 FY2008 Results

DALLAS – March 20, 2008 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it had a loss of US$  1,102,995, or $0.02 per share (fully diluted) for the second quarter ended December 31, 2007 of its 2008 fiscal year ending  June 30, 2008 and that it has filed its Interim Quarterly report with securities regulators on SEDAR.

The date of the report is as of  February 29th 2007 and a summary of management's discussion and analysis contained therein  follows.

As at December 31, 2007, the Company's interim consolidated financial statements reflect a working capital position of  $3,828,734. This represents an increase in the working capital of $2,263,922 compared to the June 30, 2007 working capital of  $1,564,812. The increase was mainly due to the private equity placement with Macquarie for $3,250,000 offset by the  Company’s general and administrative expenditures during the period.  The cash balance at December 31, 2007 was  $3,806,990 compared to $1,514,279 as at June 30, 2007, an increase of $2,292,711.  During the current quarter, the  Company’s cash balance decreased by $630,167.

The Company used $804,620 for operating activities during the six months ended December 31, 2007 compared with  $889,124 in the six months ended December 31, 2006.  During the current quarter, the Company used $511,970 as compared  with $369,711 in the same fiscal quarter in the prior year.

The cash resources used for investing activities during the six months ended December 31, 2007 was $162,419 compared with  a net recovery of $63,304 in the six months ended December 31, 2006.  The large increase is mainly due to the investment in  Continental Biofuels represented by the purchase of 1,500 shares at $100 per share for a total investment of $100,000.  The  Company’s property expenditures continue to be at a maintenance level until management decides to commence further  exploration and development of its Indonesian properties.  The prior year amount includes the proceeds from the sale of  Bengara shares in the amount of $21,000.  During the current quarter, the Company used $118,197 as compared with $33,084  in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the six months ended December 31, 2007 was $3,259,750  compared with $303,500 in the six months ended December 31, 2006.  The Company completed the private equity placement  with Macquarie for $3,250,000 during the first quarter.  During the current quarter, cash resources  provided by financing  activities were $nil as compared with $303,500 in the same fiscal quarter in the prior year.

Overall, the Company had a loss from operations during the six months ended December 31, 2007 of $1,781,525 compared to  $1,162,841 in the six months ended December 31, 2006.  The Company had a loss per share of $0.03 in 2007 compared to a  loss per share of $0.02 in 2006.  During the current quarter, the Company had a loss from operations of $1,102,995 as  compared with $627,461 in the same fiscal quarter in the prior year.  This represents a loss per share of $0.02 in 2007  compared to a loss per share of $0.01 in 2006 in the second fiscal quarter.

On behalf of Continental Energy Corporation

“James D. Eger”

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely  on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or  contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation  Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility  reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could  cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism,  changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.